Exhibit 99.1

CANOPY GROWTH ENTERS SUPPLY AGREEMENT WITH THE ALBERTA GAMING, LIQUOR & CANNABIS COMMISSION

July 5, 2018

Smiths Falls, ON – Canopy Growth Corporation (TSX: WEED) (NYSE:CGC) (“Canopy Growth” or the “Company”) is pleased to announce the completion of a major supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (“AGLC”) to supply the province with premium cannabis products in a variety of forms including whole-flower, oil, and Softgel capsules.

Under the terms of the agreement, the largest of its kind in Canada, Canopy Growth will supply Alberta with over 15,000 kilograms of cannabis products to support the first six months of the province’s adult use recreational cannabis market set to open on October 17, 2018. Inventory will be replenished by the Company as requested and the AGLC reserves the right to extend the agreement for up to two additional years in 12-month increments. Should the need arise, Canopy Growth is prepared to go beyond the minimum supply commitment to ensure the AGLC has sufficient product to meet market demand.

“Today’s announcement with Alberta further demonstrates that our industry-leading value proposition is difficult to compete against,” said Mark Zekulin, President & Co-CEO, Canopy Growth. “It’s exciting to be a significant partner with every province for the recreational cannabis market and it truly speaks to our readiness and focus on creating brands and products that resonate with consumers. We look forward to introducing our family of brands to Albertans across the province.”

Combining the Company’s supply agreements with six provinces and one territory including New Brunswick, Newfoundland & Labrador, Prince Edward Island, Quebec, Yukon, recently announced Manitoba and now Alberta, Canopy Growth is committed to supply these markets on an annualized basis with up to 61,500 kilograms of cannabis products in the first year of legal sales with varying incremental multi-year obligations by province. Supply agreements are supported by a national production platform which includes a state-of-the-art indoor production facility located just outside Edmonton, Alberta. Initially announced in June 2017, the production site ensures that Albertans are accessing Tweed and other Canopy Growth-affiliated products from a company proudly investing in the province.

Starting October 17th, Albertans will be able to purchase a wide range of curated cannabis products from Tweed, the best-known cannabis brand in Canada, as well as partner brands including DNA Genetics and Leafs by Snoop. Canopy Growth’s cannabis products in Alberta will be available to purchase from a government-operated online site, www.albertacannabis.org and in authorized privately-run retail stores. The Company anticipates unveiling its own Tweed-branded retail stores throughout the Summer.

Here’s to Future Growth.

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “Starting October 17th, Albertans will be able to purchase a wide range of curated cannabis products from Tweed” Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company’s ability to meet future supply needs, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.